EXHIBIT 99.4

EXECUTION VERSION

RUBICON MINERALS CORPORATION

- and -

CPPIB CREDIT INVESTMENTS INC.

WARRANT AGREEMENT

May 12, 2015

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	4
1.3	Day not a Business Day	4
1.4	Applicable Law	5
1.5	Severability	5
1.6	Currency	5

ARTICLE 2
ISSUE OF WARRANTS		5
2.1	Issue and Term of Warrants	5
2.2	Form of Warrant Certificate	6
2.3	Warrantholder not Shareholder	6
2.4	Issue and Substitution for Lost Warrant Certificates	6
2.5	Exchange of Warrant Certificates	6

ARTICLE 3
EXERCISE OF WARRANTS		6
3.1	Method of Exercise of Warrants	6
3.2	Effect of Exercise of Warrants	7
3.3	Subscription for Less than Entitlement	7
3.4	Payment of Taxes and Duties	7
3.5	Fractional Shares	7

ARTICLE 4
ADJUSTMENTS OF SUBSCRIPTION RIGHTS		8
4.1	Adjustment of Exercise Proceeds	8
4.2	Share Reorganization	8
4.3	Rights Offering	8
4.4	Special Distribution	10
4.5	Corporate Reorganization	11
4.6	Necessary Corporate Action	11
4.7	Adjustments to Number of Common Shares Issuable on Exercise of Warrants	12

-i-

TABLE OF CONTENTS
(continued)

Page

4.8	Alterations to Adjustment Provisions	12
4.9	Adjustment Rules	13
4.10	Other Actions	14
4.11	Postponement of Issue of Shares, etc.	14
4.12	Notice of Certain Events	14
4.13	Amendments to Rights Offerings, etc.	15

ARTICLE 5
COMPULSORY EXERCISE OF WARRANTS		15
5.1	Compulsory Exercise of Warrants	15
5.2	Conditions to Compulsory Exercise	15
5.3	Closing Arrangements	16
5.4	Top-up Provision	17

ARTICLE 6
OWNERSHIP AND TRANSFER OF WARRANTS		17
6.1	Ownership and Transfer of Warrants	17
6.2	Assignment	18

ARTICLE 7
COVENANTS		18
7.1	General Covenants	18

ARTICLE 8
GENERAL PROVISIONS		19
8.1	Notices, etc.	19
8.2	Time of Essence	20
8.3	Amendment	20
8.4	Entire Agreement	20
8.5	Waiver	20
8.6	Binding Effect	20
8.7	Determination of Holders	20
8.8	Counterparts	21

 -ii-

THIS WARRANT AGREEMENT dated as of May 12, 2015.

B E T W E E N:

RUBICON MINERALS CORPORATION, a corporation governed by the laws of British Columbia

(hereinafter called the “Corporation”)

- and -

CPPIB CREDIT INVESTMENTS INC., a corporation governed by the laws of Canada

(hereinafter called “CPPIB”)

RECITALS:

A.           CPPIB and the Corporation have entered into the Loan Agreement;

B.           It is a condition of the entry into the Loan Agreement and the making of the Loan thereunder that the Corporation issue Warrants to CPPIB, each such Warrant entitling the holder thereof to purchase one Common Share of the Corporation (together with such additional Exercise Proceeds as such holder is entitled to acquire pursuant to Article 4 hereof) at the price and on the terms and conditions herein set out; and

C.           The Corporation is duly authorized to create and issue the Warrants to be issued as herein provided and the Common Shares to be issued upon the exercise of the Warrants.

NOW THEREFORE, THIS AGREEMENT WITNESSETH that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

1.1.1             “1933 Act” has the meaning given thereto in Section 2.2.2;

1.1.2             “Agreement” means this warrant agreement, as it may be amended from time to time;

1.1.3             “arm’s length” has the meaning attributed thereto in the Income Tax Act (Canada) as in effect at the date hereof;

1.1.4             “Assignee Holder” has the meaning given thereto in Section 6.2.1;

1.1.5             “Business Day” means a day (other than Saturday or Sunday) on which banks are generally open for business in Toronto, Ontario;

1.1.6             “Canadian Dollars” means lawful currency of Canada;

1.1.7             “Common Shares” means the common shares in the capital of the Corporation as such shares exist at the close of business on the date of this Agreement, and if there shall occur a change in respect of or affecting the Common Shares referred to in Article 4, the term “Common Shares” shall mean the other Exercise Proceeds which a Warrantholder is entitled to acquire on the exercise of the Warrants;

1.1.8             “Compulsory Exercise Date” has the meaning given thereto in Section 5.2.2;

1.1.9             “Compulsory Exercise Notice” has the meaning given thereto in Section 5.2.2;

1.1.10             “Compulsory Exercise VWAP” has the meaning given thereto in Section 5.2.7(i);

1.1.11             “Corporate Reorganization ” has the meaning given thereto in Section 4.5;

1.1.12             “Corporation” has the meaning set forth in the recitals hereto and includes any corporation or other entity which shall succeed to or assume the obligations of the Corporation under this Agreement;

1.1.13             “Equity-Based Compensation Plan” means any plan established by the board of directors of the Corporation under which stock options, restricted share units, performance share units, or any other equity-based security providing for the issuance of Common Shares as ordinary course incentive arrangements are outstanding at the date hereof or hereafter issued for the benefit of employees, officers and/or directors of the Corporation, its subsidiaries or other entities in which the Corporation has an investment;

1.1.14             “Exercise Date” means, with respect to each exercise of Warrants, the date on which the surrender of the Warrants for exercise and the delivery by the Holder to the Corporation of the consideration payable to the Corporation in respect of such exercise have been effected by the Holder in accordance with the provisions of Article 3;

1.1.15             “Exercise Notice” has the meaning given thereto in Section 3.1.1;

1.1.16             “Exercise Price Per Warrant” means $1.715, subject to adjustment from time to time as provided in Article 4;

1.1.17             “Exercise Proceeds” means the shares or other securities or property that a Warrantholder has the right to acquire on the exercise of Warrants in accordance with the provisions of Article 4;

1.1.18             “Fair Market Value Per Share” of any Common Share at any time means:

(i)
when the Common Shares are listed on any Securities Exchange, the weighted average price at which the Common Shares have traded during the 15 consecutive trading days ending on the trading day immediately prior to such date on the Securities Exchange (the weighted average price per share being determined by dividing the aggregate sale price of all such shares sold on such exchange during such 15 consecutive trading days by the total number of such shares so sold); and

(ii)
when the Common Shares are not listed on any Securities Exchange, the most probable price, as determined in good faith by the board of directors of the Corporation, that would be obtained for the Common Share at such time in an arm’s length sale in an open market, on a going concern basis, assuming a willing purchaser and a willing seller, without any discount for a minority interest or a private company or any premium for a special purchaser or control, the buyer and seller each acting prudently, knowledgeably and willingly;

1.1.19             “Loan” has the meaning given to such term in the Loan Agreement;

1.1.20             “Loan Agreement” means the loan agreement dated as of May 12, 2015 between the Corporation and CPPIB providing for, among other things, the advance of the Loan and the execution and delivery by the Corporation of this Agreement, as the same may be amended, restated or replaced from time to time;

1.1.21             “Majority Holders” means the holders of over 50% of the Warrants at the time of any determination to be made hereunder;

1.1.22             “Minimum Premium” has the meaning given thereto in Section 5.2.1;

1.1.23             “Securities Exchange” means (i) the Toronto Stock Exchange, or (ii) if the Common Shares are not listed on the Toronto Stock Exchange, such other recognized stock exchange in Canada or the United States on which the Common Shares are then listed and posted for trading;  provided that if in the case of clause (ii) the Common Shares are listed on more than one recognized stock exchange, the Securities Exchange shall be the one with the highest trading volume in the Common Shares during the 90 trading days prior to the date of determination;

1.1.24             “Share Reorganization” has the meaning given thereto in Section 4.2.

1.1.25             “Special Distribution” has the meaning given thereto in Section 4.4;

1.1.26             “Other Taxes” has the meaning given thereto in Section 3.4;

1.1.27             “Per Share Cost” has the meaning given thereto in Section 4.3;

1.1.28             “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital,

unincorporated association, trust, trustee, executor, administrator or other legal personal representative or governmental authority or other entity of any kind;

1.1.29             “Rights Offering” has the meaning given thereto in Section 4.3;

1.1.30             “Term” means the period of time commencing on the date hereof and expiring at the Time of Expiry; provided that if the Holder delivers an Exercise Notice to the Corporation prior to the Time of Expiry (together with payment of the Exercise Price Per Warrant when required by the terms hereof), but the acquisition by the Holder of, and the issuance by the Corporation to the Holder of, Common Shares pursuant to such exercise of the Warrants has not been completed by such time, the Term and the Time of Expiry shall be extended to such date as is necessary to permit such issuance and acquisition to be completed and the Corporation shall cause such issuance and acquisition to be completed within 30 days;

1.1.31             “Time of Expiry” means 5:00 o’clock p.m. (Toronto time) on May 12, 2020, or such later date to which the Term may be extended as contemplated in paragraph 1.1.30;

1.1.32             “Warrant Certificate(s)” means the certificate(s) evidencing the Warrants issued or to be issued hereunder;

1.1.33             “Warrantholders” or “Holders” means the Persons who are, at the applicable time, holders of Warrant Certificates; and

1.1.34             “Warrants” means the share purchase warrants of the Corporation issued pursuant to Section 2.1.1 hereof,

and unless elsewhere herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa. The word “including” shall be deemed to mean “including without limitation”.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement or the Warrant Certificate.

1.3	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.4	Applicable Law

This Agreement and the Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada and the federal laws of Canada applicable therein.  The parties hereto irrevocably and unconditionally submit to the non-

exclusive jurisdiction of any court of the Province of Ontario, Canada sitting in Toronto over any suit, action or proceeding arising out of or relating to this Agreement or the Warrants.  Each party hereto agrees that a final, non-appealable judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the parties hereto, and may be enforced in any other courts to whose jurisdiction the parties hereto are or may be subject, by suit upon such judgment.

1.5	Severability

If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

1.6	Currency

All references to dollar amounts herein shall be deemed to be references to Canadian Dollars.

ARTICLE 2
ISSUE OF WARRANTS

2.1	Issue and Term of Warrants

2.1.1             An aggregate of 10,000,000 warrants (the “Warrants”) are hereby issued by the Corporation to CPPIB. Each whole Warrant issued hereunder shall entitle the Holder thereof to purchase one Common Share (or such Exercise Proceeds as the Corporation may be required to issue or convey pursuant to the adjustments referred to in Article 4 hereof) at a price per Common Share equal to the Exercise Price Per Warrant.

2.1.2             The Corporation represents, warrants and covenants to CPPIB that the Warrants collectively, if fully issued as of the date hereof would represent in aggregate 2.42% of the issued and outstanding Common Shares of the Corporation after taking into account outstanding warrants, options and other rights to acquire Common Shares on a fully-diluted basis at the date hereof. The Warrants are exercisable, in whole or in part, at any time or times after the date issued and during the Term, and such Warrants that have not been exercised at the Time of Expiry shall then expire and terminate.

2.2	Form of Warrant Certificate

2.2.1             Warrant Certificates in definitive form evidencing the Warrants issued pursuant to Section 2.1.1 shall be executed by the Corporation and delivered to CPPIB or to its order, on the date hereof.

2.2.2             Warrant Certificates shall be in the form annexed hereto as Schedule “A” and shall be signed as indicated on Schedule “A”. The Warrants and the securities delivered upon exercise thereof have not been registered under the United States Securities Act of

1933, as amended (the “1933 Act”), or the securities laws of any state of the United States. The Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless the Warrants and the underlying securities issuable upon exercise thereof have been registered under the 1933 Act and the applicable securities legislation of any such state or an exemption from such registration requirements is available. “United States” and “U.S. Person” are as defined by Regulation S under the 1933 Act.

2.3	Warrantholder not Shareholder

Nothing in this Agreement nor the holding of a Warrant evidenced by a Warrant Certificate or otherwise shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder of the Corporation.

2.4	Issue and Substitution for Lost Warrant Certificates

In case any of the Warrant Certificates shall be mutilated or be lost, destroyed or stolen, the Corporation shall issue a new Warrant Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of the mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate.  In the case of loss, destruction or theft of a Warrant Certificate, the applicant for a new Warrant Certificate shall furnish to the Corporation evidence of ownership and of the loss, destruction or theft of the Warrant Certificate and the applicant may also be required to furnish an indemnity, bond or security in amount and form reasonably satisfactory to the Corporation.

2.5	Exchange of Warrant Certificates

Warrant Certificates may be exchanged for another Warrant Certificate or Warrant Certificates entitling the Holder thereof to purchase in the aggregate the same number of Common Shares as are purchasable under the Warrant Certificate or Warrant Certificates so exchanged.

ARTICLE 3
EXERCISE OF WARRANTS

3.1	Method of Exercise of Warrants

3.1.1             The Holder of any Warrant may exercise the right thereby conferred on such Holder to purchase Common Shares in accordance with this Agreement, in whole or in part, by surrendering, on any Business Day during the Term, to the Corporation at the address for notice to the Corporation set out in Section 8.1 hereof, or at any other address which from time to time is the principal place of business of the Corporation, the Warrant Certificate, with a duly completed exercise notice in substantially the form set out as part of the Warrant Certificate (the “Exercise Notice”); provided, however, that without the prior written consent of the Corporation, the minimum number of Warrants exercisable at any one time shall be 1,000,000 Warrants.

3.1.2             Each Exercise Notice shall be signed by the Holder, and shall specify the number of Warrants the Holder has elected to exercise, the aggregate purchase price for the Common Shares to be purchased upon such exercise and the name in which the Common Shares issuable upon such exercise are to be registered.

3.1.3             Within five Business Days of the date on which the Holder exercises Warrants pursuant to paragraphs 3.1.1 and 3.1.2 hereof the Holder shall pay to the Corporation an amount equal to the Exercise Price Per Warrant multiplied by the number of Warrants being exercised, by delivering to the Corporation a certified cheque, bank draft, money order or wire transfer in Canadian Dollars in such amount.

3.2	Effect of Exercise of Warrants

Upon compliance by the Holder of any Warrant Certificate with the provisions of Section 3.1, the number of Common Shares subscribed for shall be deemed to have been issued and the Person to whom such Common Shares are to be issued shall be deemed to have become the holder of record of such Common Shares on the Exercise Date.  Within five Business Days of the Exercise Date, the Corporation shall deliver to the Person in whose name the Common Shares so subscribed for are to be issued duly executed and issued share certificates (or, in the case of other Exercise Proceeds, other evidences of entitlement) for the appropriate number of Common Shares to which the Warrantholder is entitled.

3.3	Subscription for Less than Entitlement

The Holder of any Warrant Certificate may subscribe for and purchase a number of Common Shares less than the number or amount which the Holder is entitled to purchase pursuant to the surrendered Warrant Certificate.  In the event of any purchase of a number of Common Shares less than the number or amount which the Holder is entitled to purchase, the Holder of the Warrant Certificate upon the exercise thereof shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate in respect of the balance of the Common Shares which the Holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which were not then purchased.

3.4	Payment of Taxes and Duties

The Corporation shall pay all expenses in connection with, and all taxes including all applicable stamp, registration, bank transaction and Other Taxes (as hereinafter defined) (other than income tax and capital gains tax exigible on the income of the Holder) and other governmental charges that may be imposed in respect of, the issue or delivery of Common Shares or other Exercise Proceeds issuable upon the exercise of a Warrant.  For the purposes hereof, “Other Taxes” means any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies.

3.5	Fractional Shares

The Corporation will not be obligated to issue any fraction of a share on the exercise of Warrants.  If the Holder would, on the exercise of Warrants, otherwise have acquired a total number of shares that includes a fraction of a share, the Corporation will pay to the Holder, by cheque, in lieu of and in satisfaction for any right to such fractional share, an amount equal to the equivalent fraction of the Fair Market Value Per Share.

ARTICLE 4
ADJUSTMENTS OF SUBSCRIPTION RIGHTS

4.1	Adjustment of Exercise Proceeds

The Exercise Price Per Warrant and number of Common Shares or, after adjustment, the number or amount of other Exercise Proceeds to be acquired by a Warrantholder on exercise of a Warrant, is subject to adjustment from time to time upon the occurrence of the events and in the manner provided for in this Article 4.

4.2	Share Reorganization

Whenever the Corporation, after the date of this Agreement:

4.2.1             issues Common Shares or securities exchangeable for or convertible into Common Shares to holders of all or substantially all Common Shares by way of a stock dividend or other distribution;

4.2.2             subdivides the outstanding Common Shares into a greater number of shares; or

4.2.3             combines or consolidates the outstanding Common Shares into a lesser number of shares,

(each of such events being herein called a “Share Reorganization”), then the Exercise Price Per Warrant will be adjusted effective immediately after the record date for such dividend or other distribution or, in the case of a subdivision, combination or consolidation, effective immediately after the record date or the effective date thereof if no record date is fixed, as the case may be, by multiplying the Exercise Price Per Warrant in effect immediately before the record date or effective date by a fraction of which:

4.2.4             the numerator is the number of Common Shares outstanding on that record date or effective date before giving effect to the Share Reorganization; and

4.2.5             the denominator is the number of Common Shares that are or would be outstanding immediately after giving effect to the Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date).

4.3	Rights Offering

Whenever the Corporation after the date of this Agreement issues rights, options or warrants to holders of all or substantially all Common Shares pursuant to which such holders are entitled, during a period ending not more than 45 days after the record date as at which holders so entitled are determined, to subscribe for, purchase or otherwise acquire Common Shares or securities convertible into or exchangeable for one or more Common Shares or fractions thereof, at a price per share (the “Per Share Cost”) that is less than 95% of the Fair Market Value Per Share on that record date (any such issuance being herein called a “Rights

Offering”), then the Exercise Price Per Warrant will be adjusted, effective immediately after that record date, by multiplying the Exercise Price Per Warrant in effect immediately prior to such record date by the fraction of which:

4.3.1             the numerator is the sum of:

4.3.1.1                the number of Common Shares outstanding on the record date for the Rights Offering; and

4.3.1.2                a number determined by dividing the product of the Per Share Cost and

4.3.1.2.1                      where the event giving rise to the application of this Section 4.3 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the maximum number of Common Shares that may be so subscribed for or purchased under the Rights Offering;

4.3.1.2.2                      where the event giving rise to the application of this Section 4.3 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the maximum number of Common Shares for which the maximum number of securities that may be so subscribed for or purchased under the Rights Offering could have been exchanged or into which they could have been converted;

by the Fair Market Value Per Share on the record date; and

4.3.1.3                the denominator is the sum of:

4.3.1.3.1                      the number of Common Shares outstanding on that record date; and

4.3.1.3.2                      the total number of additional Common Shares offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable) pursuant to the Rights Offering.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of the calculation set out in this Section 4.3.

The adjustment will be made successively whenever a record date is fixed, provided that if two or more such record dates referred to in this Section 4.3 are fixed within a period of 30 days, the adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates.  For the purposes of Sections 4.2 and 4.3, to the extent that any rights, options or warrants are not so issued or any of the rights, options or warrants so issued are not exercised before the expiration thereof, or any convertible or exchangeable securities are not so converted into or exchanged for Common Shares before the expiration of the right to do so, the Exercise Price Per Warrant will be readjusted to the Exercise Price Per Warrant which would then be in effect based upon the number of additional Common Shares actually delivered upon the exercise of the rights, options or warrants, or issued upon the conversion or exchange of the convertible or exchangeable securities, as the case may be.

4.4	Special Distribution

Whenever the Corporation after the date of this Agreement issues by way of a dividend or otherwise distributes to holders of all or substantially all Common Shares:

4.4.1             shares of the Corporation other than Common Shares;

4.4.2             evidences of indebtedness;

4.4.3             cash or other assets; or

4.4.4             rights, options or warrants to acquire shares or other securities of the Corporation, evidences of indebtedness, cash or other assets,

and such issuance or distribution does not constitute

4.4.5             a Share Reorganization; or

4.4.6             a Rights Offering;

(any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price Per Warrant will be adjusted, in each case effective immediately after the record date at which holders of Common Shares on which the Special Distribution is to be paid are determined, to a price determined by multiplying the Exercise Price Per Warrant in effect immediately prior to such record date by a fraction of which

4.4.7             the numerator is:

4.4.7.1                the product of the number of Common Shares outstanding on such record date, and the Fair Market Value Per Share on such record date; less

4.4.7.2                the amount by which the aggregate fair market value (as determined in good faith by the board of directors of the Corporation) of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value of any consideration received therefor by the Corporation from the holders of Common Shares (as determined in good faith by the board of directors of the Corporation); and

4.4.8             the denominator is the product of the number of Common Shares outstanding on such record date multiplied by the Fair Market Value Per Share on such record date.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such calculation.

4.5	Corporate Reorganization

Whenever there is:

4.5.1             a reclassification of the Common Shares, a change of Common Shares into other shares or securities, or any other capital reorganization of the Corporation affecting Common Shares, to which none of Sections 4.2, 4.3 and 4.4 applies;

4.5.2             a consolidation, merger or amalgamation of the Corporation with or into another body corporate or entity (other than any such event which does not result in a reclassification of the Common Shares or a change of Common Shares into other shares or securities); or

4.5.3             a transaction whereby all or substantially all of the Corporation’s undertaking and assets become the property of another corporation or entity,

(any such event being herein called a “Corporate Reorganization”), a Holder, who thereafter exercises one or more Warrants, will acquire and will accept, for the same aggregate consideration, in lieu of the Common Shares or other Exercise Proceeds to which such Holder would otherwise have been entitled, the number or amount and class, series or kind of shares or other securities, cash or other property that such Holder would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, such Holder had been the holder of the number or amount of each class, series or kind of Common Shares or other Exercise Proceeds that such Holder would have acquired by the exercise of such Warrant or Warrants immediately before the Corporate Reorganization.

4.6	Necessary Corporate Action

As a condition precedent to taking any action that would constitute a Corporate Reorganization, the Corporation will take all action that is necessary in order that:

4.6.1             the Corporation, any successor to the Corporation, or any successor to its assets and undertaking, may validly and legally issue as fully paid and non-assessable all the Exercise Proceeds to which Warrantholders would be entitled on the exercise of Warrants thereafter; and

4.6.2             each Holder of a Warrant that has not been exercised will thereafter be entitled to receive such shares, other securities, property and cash to which such Holder is entitled under Section 4.5, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article 4.

4.7	Adjustments to Number of Common Shares Issuable on Exercise of Warrants

4.7.1             If and whenever, pursuant hereto, any adjustment in the Exercise Price Per Warrant occurs as a result of the fixing by the Corporation of a record date (or the occurrence of the effective date thereof, if no record date is fixed) for:

(a)	a Share Reorganization;

(b)	a Rights Offering; or

(c)	a Special Distribution, if such event would result in the issue or distribution of:

(i)	Common Shares; or

(ii)	securities exchangeable for or convertible into Common Shares; or

(iii)	rights, options or warrants to acquire Common Shares;

then the number of Common Shares purchasable upon the subsequent exercise of Warrants shall be simultaneously adjusted by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the applicable adjustment of the Exercise Price Per Warrant.

4.7.2             To the extent that any adjustment in subscription rights occurs pursuant to this Section 4.7 as a result of a distribution of exchangeable or convertible securities referred to in Section 4.2 or as a result of the fixing by the Corporation of a record date for the distribution of rights, options or warrants referred to in Section 4.3, the number of Common Shares issuable upon exercise of the Warrants will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be issuable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and will be further readjusted in such manner upon expiration of any further such right.

4.8	Alterations to Adjustment Provisions

If necessary as a result of any Corporate Reorganization, such appropriate alterations as the board of directors of the Corporation may determine, acting reasonably and in good faith, will be made to the provisions set forth in this Article 4 with respect to the rights and interests of Warrantholders to the end that such provisions will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any Exercise Proceeds thereafter deliverable on the exercise of a Warrant, and any such adjustment will be made by and set forth in an amendment hereto.

4.9	Adjustment Rules

The following rules and procedures will be applicable to adjustments made pursuant to this Article 4:

4.9.1             the adjustments and readjustments provided for in this Article 4 are cumulative and, subject to Section 4.9.2, will apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and other events that require such an adjustment;

4.9.2             no adjustment in the Exercise Price Per Warrant will be made unless it would result in a change of at least 1% in the then applicable Exercise Price Per Warrant and no adjustment in the Exercise Proceeds will be made unless it will result in a change of the kind of, or of at least 1% in the number of, securities to be delivered as Exercise Proceeds on exercise of a Warrant and any adjustment that, except for the provisions of this paragraph, would have been required to be made, will be carried forward and taken into account in the next adjustment;

4.9.3             no such adjustment will be made in respect of an event described in Sections 4.2.1, 4.3 or 4.4 if Warrantholders are entitled to participate in the event (subject, if applicable, to approval by the Toronto Stock Exchange or NYSE MKT LLC) on the same terms, mutatis mutandis, as if they had exercised their Warrants immediately before the effective date of or record date for the event;

4.9.4             no such adjustment will be made in respect of the issue of Common Shares other than in the circumstances described in this Article 4 and, for greater certainty, no adjustment will be made in respect of the following circumstances: (i) issue of Common Shares pursuant to the Warrants or any Equity-Based Compensation Plan; or (ii) issue of Common Shares pursuant to First Nations or Aboriginal Communities or their members pursuant to any obligations under any exploration accommodation agreement, benefits agreement or similar agreement with any First Nations or Aboriginal Communities which is existing as at, or entered into following, the date hereof;

4.9.5             any dispute that arises at any time with respect to any adjustment or determination made pursuant to this Article 4 (including a determination under Section 4.10 hereof as to whether any action taken by the Corporation requires that an adjustment be made) will be conclusively determined by such Canadian nationally recognized independent investment banking or accounting firm as the Majority Holders and the Corporation may agree upon.  If the Majority Holders and the Corporation do not agree upon the appointment of such investment banking or accounting firm within ten (10) Business Days of the date on which a party notifies the other of a dispute with respect to any adjustment, or requirement for an adjustment, pursuant to this Article 4, either the Corporation or any Holder may thereafter apply to a judge of the Ontario Superior Court sitting in Toronto to appoint such an investment banking or accounting firm meeting the foregoing criteria to determine the matters in dispute.  The matters in dispute shall be determined by the investment banking or accounting firm so appointed within ten (10) Business Days of its appointment.  The determination of the matters in dispute by the investment banking or accounting firm so appointed shall be final and binding on the Corporation and all Holders, absent manifest error;

4.9.6             if the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then any prior adjustment resulting from the setting of the record date in the Exercise Price Per Warrant or the number of Common Shares purchasable upon exercise of any Warrant shall be readjusted following the public announcement of such abandonment to the price and/or number of shares prevailing on the date prior to the setting of the record date;

4.9.7             in the absence of a resolution of the directors of the Corporation fixing the record date for an event referred to in Sections 4.2, 4.3, 4.4 or 4.5, and except as otherwise required by law, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

4.10	Other Actions

If the Corporation shall take any action of the nature of those described in Sections 4.2, 4.3, 4.4 or 4.5 affecting the Common Shares, other than actions described in those Sections, which would affect the rights of the Holder to acquire Exercise Proceeds hereunder or the Exercise Price Per Warrant, the Exercise Proceeds and/or the Exercise Price Per Warrant will be adjusted, in such manner, and at such time, as the board of directors of the Corporation determines, acting reasonably and in good faith, will result in an adjustment to the rights of the Holder to receive Exercise Proceeds and/or an adjustment to the Exercise Price Per Warrant that is consistent in principle with the principles governing the basis on which such adjustment is to be made in the event that the Corporation takes one or more of the actions specifically referred to in Sections 4.2, 4.3, 4.4 or 4.5.

4.11	Postponement of Issue of Shares, etc.

In any case in which this Article 4 shall require an adjustment to take effect immediately after the effective date of or record date for an event, and a Warrant is exercised after that date and before the consummation of the event, the Corporation may postpone until such consummation:

4.11.1           issuing to the Holder such of the Exercise Proceeds to which the Holder is entitled pursuant to such exercise as exceeds those to which the Holder would have been entitled if the Warrant had been exercised immediately before that date; and

4.11.2           delivering to the Holder any distributions declared with respect to such additional Exercise Proceeds,

provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder’s right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price Per Warrant and/or the quantity of Exercise Proceeds issuable on the exercise of the Warrants and to such distributions declared with respect to any additional Exercise Proceeds issuable on the exercise of the Warrant.

4.12	Notice of Certain Events

4.12.1          At least 14 days (or, if such period is not practicable, as soon as is practicable) before the earlier of the effective date of or record date for an event referred to in Sections 4.2, 4.3, 4.4, or 4.5 that requires or might require an adjustment in the Exercise Price Per Warrant and/or Exercise Proceeds which the Holder is entitled to acquire on the exercise of a Warrant, the Corporation will give notice to the Warrantholders of the particulars of the event and, to the extent determinable, any adjustment required.

4.12.2         If any adjustment for which a notice pursuant to this Section 4.12 is given is not then determinable, the Corporation will promptly after the adjustment is determinable give notice to the Warrantholders of the adjustment.

4.13	Amendments to Rights Offerings, etc.

If the purchase price provided for in any rights, warrants, options or convertible securities issued or to be issued in connection with a Rights Offering or a Special Distribution is decreased, the Exercise Price Per Warrant will forthwith be decreased, and the Exercise Proceeds will forthwith be increased, to the Exercise Price Per Warrant that would have been applicable and such Exercise Proceeds as the Warrantholder would have obtained if the adjustment in the Exercise Price Per Warrant and Exercise Proceeds made in connection with the issuance of such rights, warrants, options or convertible securities had been made on the basis of such purchase price as so decreased, including with respect to previously exercised Warrants.

ARTICLE 5
COMPULSORY EXERCISE OF WARRANTS

5.1	Compulsory Exercise of Warrants

Subject to the satisfaction of all of the conditions in Section 5.2, the Corporation shall have the right to cause a Holder to exercise all or any part of the Warrants held by the Holder, at any time or times after the date hereof and during the Term, at a price per Common Share equal to the Exercise Price Per Warrant.

5.2	Conditions to Compulsory Exercise

The Corporation’s right to cause the Holder to exercise Warrants pursuant to Section 5.1 shall be subject to satisfaction of all of the following conditions:

5.2.1             the closing price of the Common Shares on the Securities Exchange on which the Common Shares are then traded will have been at a minimum 50% premium to the Exercise Price Per Warrant (the “Minimum Premium”) for each of 15 consecutive trading days up to and including the date of the Compulsory Exercise Notice (as defined below);

5.2.2             the Corporation shall provide not less than 5 Business Days’ prior written notice to the Holder of its determination to cause the Holder to exercise Warrants in accordance with Section 5.1, by providing to the Holder, at its address for notice set out in Section 8.1 hereof, a duly completed compulsory exercise notice in the form annexed hereto as Schedule “B” (a “Compulsory Exercise Notice”). Each Compulsory Exercise Notice shall be signed by the Corporation, shall specify the number of Warrants the Corporation has elected to cause the Holder to exercise, the aggregate purchase price for the Common Shares to be purchased upon such exercise and the requested exercise date, which date shall be not less than 5 Business Days after the date of such notice (the “Compulsory Exercise Date”);

5.2.3             no Warrants will be required to be exercised unless (a) the closing price of the Common Shares on the Securities Exchanges on the trading day prior to the Compulsory Exercise Date shall be no less than the Exercise Price Per Warrant plus the Minimum Premium, and (b) at least 2,500,000 Warrants are required to be exercised pursuant to such Compulsory Exercise Notice;

5.2.4             the Corporation shall only be entitled to cause the Holder or Holders to exercise Warrants pursuant to Section 5.1 on two occasions;

5.2.5             where there is more than one Holder, any compulsory exercise of Warrants shall be done on a pro rata basis as between the Holders based on the number of Warrants held;

5.2.6             no Default or Event of Default shall have occurred and be continuing under the Loan Agreement at the time of the Compulsory Exercise Notice from the Corporation or on the Compulsory Exercise Date; and

5.2.7             if the prior approval of the Securities Exchange (or any other securities exchange on which the Common Shares are then listed) is required for the payments contemplated under Section 5.4, then either, at the Corporation’s option, (a) the Corporation applies for and obtains such approval; or (b) the Corporation issues warrants to the Holder equal to the number of Warrants subject to the Compulsory Exercise Notice in substantially the same form as the Warrants issued under this Agreement (and otherwise in form and substance satisfactory to the Holder, acting reasonably) except that:

(i)
the exercise price shall be the volume weighted average price at which the Common Shares have traded on the Securities Exchange during the 5 consecutive trading days immediately preceding the Compulsory Exercise Date (the “Compulsory Exercise VWAP”);

(ii)
the warrants shall be exercisable only if within 90 days after the Compulsory Exercise Date, a potential change of control transaction in respect of the Corporation, including an arrangement, merger, consolidation, amalgamation or asset sale transaction or a takeover bid or tender offer, is entered into or announced whereby holders of Common Shares would receive consideration for their Common Shares in excess of the Compulsory Exercise VWAP;

(iii)	the warrants shall expire on the 91st day following the Compulsory Exercise Date; and

(iv)	Article 5 shall not be included in the terms of the warrants;

together with evidence of the approval of the Securities Exchange and any other securities exchange on which the Common Shares are then listed with respect to the warrants and the underlying common shares and customary opinions of counsel to the Corporation acceptable to the Holder, acting reasonably, with respect to the issuance of the warrants and the underlying common shares.  The Corporation shall take all reasonable steps necessary to permit the Holder to exercise any such warrants prior to the closing of any such change of control transaction.

5.2.8             no Warrants will be required to be exercised in contravention of any requirements of applicable securities laws.

5.3	Closing Arrangements

5.3.1             Within 5 Business Days of delivery by the Corporation of a Compulsory Exercise Notice, the Holder shall specify to the Corporation the name in which the Common Shares issuable upon such exercise are to be registered.  Subject to satisfaction of the conditions set out in Section 5.2, on the Compulsory Exercise Date the Holder shall pay to the Corporation an amount equal to the Exercise Price Per Warrant multiplied by the number of Warrants required to be exercised by it, by delivering to the Corporation a certified cheque, bank draft, money order or wire transfer in Canadian Dollars in such amount.

5.3.2             All provisions of Article 3 hereof applicable to the exercise of Warrants (other than Section 3.1) will apply to any compulsory exercise pursuant to Section 5.1, mutatis mutandis.

5.4	Top-up Provision

Subject to the prior approval of the Securities Exchange (and any other securities exchange on which the Common Shares are then listed)  obtained pursuant to Section 5.27(a) if such approval is required, if, within 90 days after any Compulsory Exercise Date pursuant to this Article 5, a potential change of control transaction in respect of the Corporation, including an arrangement, merger, consolidation, amalgamation or asset sale transaction or a takeover bid or tender offer, is entered into or announced whereby holders of Common Shares would receive consideration for their Common Shares in excess of the closing trading price of the Common Shares on the Securities Exchange on the Compulsory Exercise Date, the Corporation agrees to pay to each Holder on the closing date of such change of control transaction or the date of termination of such transaction for each Common Share sold by the Holder after the Compulsory Exercise Date and prior to the announcement of such a transaction (up to the number of Common Shares acquired upon such compulsory exercise), the positive difference, if any, between the consideration offered for or payable in respect of the Common Shares in connection with such transaction and the closing trading price of the Common Shares on the Securities Exchange on the Compulsory Exercise Date.  For the purposes of Section 5.27(b) and this Section 5.4, the value of any consideration consisting of securities listed on a recognized stock exchange shall be determined using the volume weighted average price of such securities on such exchange for the five trading days prior to the announcement of the transaction and the value of any other non-cash consideration shall be the fair market value as determined in good faith by the board of directors of the Corporation.

ARTICLE 6
OWNERSHIP AND TRANSFER OF WARRANTS

6.1	Ownership and Transfer of Warrants

Subject to Section 6.2, the Corporation agrees to register any transfer of Warrants and Common Shares (or other Exercise Proceeds) acquired on the exercise of any Warrant on the books of the Corporation, provided that such transfer is made by the Holder of the applicable Warrant Certificate or its attorney duly appointed by an instrument in writing reasonably satisfactory to the Corporation.  A Warrantholder shall be entitled to the rights evidenced by such Warrant Certificate free from all  equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all Persons may act accordingly and a receipt by any such Warrantholder of Common Shares (or other Exercise Proceeds)  purchasable pursuant thereto shall be a good discharge to the Corporation for the same and the Corporation shall not be bound to enquire into the title of any such Holder except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

6.2	Assignment

Each Holder shall be entitled to transfer the Warrants owned by it, and assign its rights under this Agreement, in whole or in part, to any other Person or Persons subject to compliance with the following provisions:

6.2.1             In the event of any such transfer, the transferee (the “Assignee Holder”) shall, without further act or formality upon such assignment and notice thereof by the Holder to the Corporation and upon the Assignee Holder signing an instrument satisfactory to the Corporation, acting reasonably, in which the Assignee Holder agrees to be bound by the obligations of the Holder hereunder, be a Holder for the purposes hereof and have the same rights and obligations hereunder as if it were an original signatory hereto.

6.2.2             Upon request by the Assignee Holder to the Corporation and delivery of the Warrant Certificates to be replaced (or affidavit of loss and an appropriate indemnity in respect thereof), the Corporation shall issue to the Assignee Holder replacement Warrant Certificate(s) entitling the Assignee Holder to purchase the number of Common Shares to which it is entitled and as are purchasable under the Warrant Certificate or Warrant Certificates so exchanged, and, to the extent the Holder has not transferred all its Warrants, a Warrant Certificate to the Holder for such reduced number of Warrants as the Holder retains.

6.2.3             Any assignment pursuant to this Section 6.2 shall be made in compliance with all applicable securities laws.

ARTICLE 7
COVENANTS

7.1	General Covenants

The Corporation covenants with CPPIB and all other Holders that so long as any Warrants remain outstanding, the Corporation will:

7.1.1             cause the Common Shares and the certificates representing the Common Shares from time to time subscribed and paid for pursuant to the exercise of the Warrants to be duly issued and delivered as fully paid and non-assessable shares and free of all encumbrances in accordance with the Warrant Certificates and the terms hereof;

7.1.2             at all times keep available and reserve out of its authorized Common Shares, solely for the purpose of issue upon the exercise of the Warrants, such maximum number of Common Shares as shall then be issuable upon the exercise of all Warrants;

7.1.3             make all requisite filings under applicable laws so as to ensure that the exercise of the Warrants and the issuance of all Common Shares may be effected without violation of any applicable law;

7.1.4             maintain its status as a reporting issuer not in default (or equivalent status) in all the provinces of Canada;

7.1.5             not take any action which might deprive the Warrantholders of the right or ability to exercise the right of purchase pursuant to the Warrants;

7.1.6             provide to each Holder copies of all material documents delivered to the shareholders of the Corporation;

7.1.7             ensure that the Common Shares (including those issued pursuant to the exercise of the Warrants) are listed and posted for trading on the Securities Exchange; and

7.1.8             generally, perform and carry out all of the acts or things to be done by it as provided in this Agreement.

ARTICLE 8
GENERAL PROVISIONS

8.1	Notices, etc.

All notices and other communications provided for hereunder shall, except as otherwise permitted hereunder, be in writing personally delivered or sent by email (with confirmation of receipt):

8.1.1          to the Corporation at:

Rubicon Minerals Corporation Suite 400 - 44 Victoria Street Toronto, Ontario M5C 1Y2

Attention:	Chief Financial Officer
Email:	nnikolakakis@rubiconminerals.com
with a copy to:

Rubicon Minerals Corporation Suite 1450 – 800 West Pender Street Vancouver, British Columbia V6C 2V6

Attention:	Vice President, General Counsel and Legal
Email:	gkumoi@rubiconminerals.com

8.1.2          to CPPIB at:

CPPIB Credit Investments Inc. Suite 2500 – One Queen Street East Toronto, Ontario M5C 2W5

Attention:	Paul Shopiro
Principal, Principal Credit Investments

Email:	pshopiro@cppib.com

to the applicable address, or to such other address as a party hereto may from time to time designate to the other parties hereto in such manner.  All such notices and communications shall, when required or permitted to be delivered or confirmed hereunder by email, be effective when so delivered or confirmed.

8.2	Time of Essence

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

8.3	Amendment

This Agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto.

8.4	Entire Agreement

This Agreement together with the Loan Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions with respect to the subject matter hereof by or between the parties other than as expressly set forth in this Agreement and the Loan Agreement.

8.5	Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

8.6	Binding Effect

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns (including subsequent Holders). The Corporation shall not assign its rights or obligations hereunder except as contemplated by Section 0.

8.7	Determination of Holders

Any determination to be made by the Majority Holders hereunder may be made by instrument in writing and shall not require a meeting of the Holders.

8.8	Counterparts

This Agreement may be signed in any number of counterparts (including by electronic facsimile signature), each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date first above written.

RUBICON MINERALS CORPORATION
By:	“Michael A. Lalonde”
Name: Michael A. Lalonde Title: President and Chief Executive Officer
CPPIB CREDIT INVESTMENTS INC.
By:	“Adam Vigna”
Name: Adam Vigna Title: Authorized Signatory

SCHEDULE “A”

WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS PLUS ONE DAY AFTER THE WARRANT ISSUE DATE]

NEITHER THIS SECURITY NOR THE UNDERLYING COMMON SHARES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

THIS SECURITY MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES AND THE UNDERLYING COMMON SHARES MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON, UNLESS THE WARRANT AND THE UNDERLYING SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON MAY 12, 2020 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OF EFFECT.

Warrants to Purchase Common Shares of

RUBICON MINERALS CORPORATION

This certifies that, for value received, ■ has acquired and is the registered holder of ■ Warrants (the “Warrants”) of Rubicon Minerals Corporation (the “Corporation”), as issued to such holder in accordance with the provisions of a warrant agreement dated May 12, 2015, between the Corporation and CPPIB Credit Investments Inc. (as amended, restated or supplemented from time to time, the “Warrant Agreement”).

Each Warrant entitles the registered holder thereof (the “Holder”) to acquire one Common Share of the Corporation at a price equal to the Exercise Price Per Warrant, in accordance with the provisions of the Warrant Agreement.

2

This Warrant Certificate represents Warrants of the Corporation issued or issuable under the provisions of the Warrant Agreement, to which Warrant Agreement reference is hereby made for particulars of the rights of the Holder of the Warrants and the Corporation.  The terms and conditions upon which the Warrants are exercised, as set out in the Warrant Agreement, shall be and have the same effect as if the provisions of the Warrant Agreement were herein set forth and the Holder of this Warrant by acceptance hereof consents to such provisions.

Terms used and not defined in this Warrant Certificate have the respective meanings ascribed thereto in the Warrant Agreement.

Each Warrant is exercisable after the date hereof and during the Term, subject to the provisions of the Warrant Agreement.

The Holder of any Warrant may exercise the right thereby conferred on such Holder to purchase Common Shares by surrendering to the Corporation at the address for notice to the Corporation set forth in the Warrant Agreement, or at any other address which from time to time is the principal place of business of the Corporation, the Warrant Certificate, with a duly completed and executed Notice of Exercise of Warrant in the form attached hereto as Schedule “1”, together with such other items as are required to be delivered to the Corporation as set forth in the Warrant Agreement, at the times contemplated therein.

Upon the exercise of the Warrants, the number of Common Shares subscribed for shall be deemed to have been issued and the Person to whom such Common Shares are to be issued shall be deemed to have become the Holder of record of such Common Shares on the Exercise Date applicable to such exercise.

The Holder shall be entitled to sell, assign or transfer all or any part of the Warrants as permitted in and subject to the provisions of the Warrant Agreement.  The Holder acknowledges that any transfer of the Warrants and the Common Shares acquired upon exercise of the Warrants is subject to applicable securities laws.

The Warrants evidenced by this Certificate may only be transferred on the register to be kept at the principal office of the Corporation, in Toronto, by the Holder or its attorney to be appointed by an instrument in writing in form and execution satisfactory to the Corporation in compliance with such reasonable requirements as the Corporation may prescribe.

In certain circumstances, the Corporation is entitled to require the Holders to exercise the Warrants, as provided in the Warrant Agreement.

The Warrants and the Warrant Agreement shall be governed by and construed in accordance with the laws of Ontario and shall be treated in all respects as Ontario contracts.  Time shall be of the essence hereof and of the Warrant Agreement.

3

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officers as of the ______ day of ___________, 2015.

RUBICON MINERALS CORPORATION
By:
Name: Title:

SCHEDULE “1”

NOTICE OF EXERCISE OF WARRANT FORM

(To be executed only upon exercise of Warrants)

Rubicon Minerals Corporation
Suite 400 – 44 Victoria Street
Toronto, Ontario
M5C 1Y2

Attention:                                Chief Financial Officer
Facsimile No.:                          (416) 642-2299

Capitalized terms referred to but not defined herein have such meanings herein as are given thereto in the Warrant Agreement referred to in the accompanying Warrant Certificate.

The undersigned registered owner of the accompanying Warrant Certificate hereby elects to exercise            of the Warrants represented thereby on and subject to the terms and conditions incorporated by reference in the accompanying Warrant Certificate, and agrees to pay the aggregate purchase price of $             in connection with such exercise.

By the undersigned’s signature below, each of the undersigned represents and warrants to the Corporation that the undersigned (check one):

□
1. (i) is not (and is not exercising the Warrant for the account or benefit of) a U.S. person or a person in the United States; (ii) did not execute or deliver this Notice of Exercise of Warrant Form while within the United States; and (iii) has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “1933 Act”), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect; or

□
2. is tendering with this Notice of Exercise of Warrant Form a written opinion of counsel satisfactory to the Corporation to the effect that the securities to be delivered upon exercise of this Warrant have been registered under the 1933 Act and the securities laws of all applicable states of the United States or are exempt from registration thereunder.

“United States” and “U.S. Person” are defined by Regulation S under the 1933 Act.

The undersigned hereby directs that the Exercise Proceeds acquired by it as a result of such exercise be registered as follows:.

[Remainder of page intentionally left blank]

Dated:

______________________________________
(Signature of Registered Owner)

______________________________________
Address

______________________________________

cc:           Vice President, General Counsel and Legal
Rubicon Minerals Corporation
Facsimile No:  (604) 623-3355

SCHEDULE “B”

FORM OF COMPULSORY EXERCISE NOTICE

[Name and address of Warrant Holder]

Attention:	■
Facsimile No.:	■

Re: Compulsory Exercise of Warrants

Reference is made to a warrant agreement dated as of May 12, 2015 between the undersigned and CPPIB Credit Investments Inc. (as amended, restated or supplemented from time to time, the “Warrant Agreement”). Capitalized terms referred to but not defined herein have such meanings herein as are given thereto in the Warrant Agreement.

Subject to satisfaction of the conditions set forth in Section 5.2 of the Warrant Agreement, the undersigned hereby elects to exercise its rights under Section 5.1 of the Warrant Agreement as follows:

Exercise Date:                                           __________________________________

Warrants to be exercised:                      [Specify number of Warrants]

Aggregate Purchase Price:                    $ _________________________________

[Remainder of page intentionally left blank]

Dated this ____ day of __________, ____.

RUBICON MINERALS CORPORATION
By:
Name: Title: